UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

333-134238
333-134238-01
Commission File Number 333-138238-02

            NISSAN AUTO LEASING LLC II,
            NISSAN AUTO LEASE TRUST 2006-A AND NISSAN-INFINITI LT
    (Exact name of registrant as specified in its charter)

                    333 Commerce Street, Nashville, Tennessee 37201, (615) 725-1127
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

                5.34673% Asset Backed Notes, Class A-1; 5.23% Asset Backed Notes, Class A-2;
                5.11% Asset Backed Notes, Class A-3; 5.10% Asset Backed Notes, Class A-4
    (Title of each class of securities covered by this Form)

        None
    (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ X ]

Approximate number of holders of record as of the certification or notice date:  62*

Pursuant to the requirements of the Securities Exchange Act of 1934 Nissan Auto Leasing LLC II, Nissan Auto Lease Trust 2006-A and Nissan-Infiniti LT has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                        NISSAN AUTO LEASING LLC II

Dated: April 30, 2007
                        By: _/s/ Sean D. Caley
                       Name: Sean D. Caley
                      Title: Assistant Secretary

                        NISSAN AUTO LEASE TRUST 2006-A

                        By: Nissan Auto Leasing LLC II, solely as
                                                              originator of Nissan Auto Lease Trust 2006-A

                           By: _/s/ Sean D. Caley
                         Name: Sean D. Caley
                        Title: Assistant Secretary

                        NISSAN-INFINITI LT

                        By: Nissan Motor Acceptance Corporation,
                                                              solely as originator of Nissan-Infiniti LT

                       By: _/s/ Sean D. Caley
                      Name: Sean D. Caley
                      Title: Assistant Secretary

____________________________
* Includes each participant in The Depository Trust Company (“DTC”) holding an indirect interest in the securities held of record as of such date by Cede & Co. as nominee for DTC.